Exhibit 99.2

AIR GLOBAL PLC
SOVEREIGN GATE, 18 20 KEW RD
RICHMOND UPON THAMES TW9 2NA
LONDON, UNITED KINGDOM

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on August 23, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/AIIR2026SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Proxy card should be received not less than 48 hours before the appointed time of the Extraordinary General Meeting or any adjournment thereof or, if applicable, before the time appointed for the taking of a poll at which the proxy proposes to vote, excluding any part of a day that is not a working day. Immediately upon its receipt, the proxy card will be deposited at the registered office address of the Company.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T02465-Z93566

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

AIR GLOBAL PLC

Shareholders are reminded that the below represents a concise summary of the relevant proposals. The full text of such proposals is provided in the shareholders' circular circulated by AIR Global plc (the "Company") on 5 August 2026.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. **Harraden Share Repurchase Proposal.** To approve the Company's repurchase of 5,000,000 ordinary shares of US$0.0001 par value each beneficially owned by Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, Harraden Circle Strategic Investments, LP, and Harraden Circle Concentrated, LP.	☐	☐	☐
2. **Harraden Share Repurchase Agreement Proposal.** To approve the contract for the Company's purchase of the Harraden Repurchase Shares at US$10.49 per share, in connection with the prepaid share forward agreement entered into on 11 May 2026.	☐	☐	☐
3. **Off-Market Share Repurchase Proposal.** To approve the off-market repurchase by the Company of its outstanding ordinary shares, whether by issuer tender offer and/or privately negotiated transactions.	☐	☐	☐
4. **Open Market Share Repurchase Proposal.** To approve the open market repurchase by the Company of its outstanding ordinary shares on a securities exchange, either with the assistance of a third party acting on behalf of the Company pursuant to Article 57A of the Companies (Jersey) Law 1991 or otherwise.	☐	☐	☐
5. **Articles Amendment Proposal.** To approve amendments to the Company's amended articles of association to permit notice of general meetings to be given by drawing attention to a notice on the Company's website.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary Meeting:
The Notice of Meeting is available at www.proxyvote.com.

T02466-Z93566

AIR GLOBAL PLC
EXTRAORDINARY MEETING OF SHAREHOLDERS
AUGUST 24, 2026 2:00 P.M. (LONDON TIME)
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

1. Shareholders should select either Option A or Option B below and, if not voting all their shares, should also clearly indicate the number of such shares. If opting for Option B, shareholders should clearly indicate the full name of the relevant proxy in the empty section provided below and, if not voting all their shares, should also clearly indicate the number of such shares.

Option A: The shareholder(s) hereby appoint(s) Mary-Ann Orr, as proxy, with the power to appoint her substitute, and hereby authorize(s) her to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of AIR GLOBAL PLC that the shareholder(s) is/are entitled to vote at the Extraordinary Meeting of Shareholders to be held at 2:00 p.m. (London time), on AUGUST 24, 2026, at Sovereign Gate, 18 20 Kew Rd, Richmond upon Thames TW9 2NA, London, United Kingdom and virtually at www.virtualshareholdermeeting.com/AIIR2026SM, and any adjournment or postponement thereof, or, if not all of their ordinary shares of AIR GLOBAL PLC, then ______________________________ of such shares.

Option B: Applies only if the shareholder(s), wishes to appoint a proxy other than the one provided above. The shareholder(s) hereby appoint(s) ______________________________, as proxy and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of AIR GLOBAL PLC that the shareholder(s) is/are entitled to vote at the Extraordinary Meeting of Shareholders to be held at 2:00 p.m. (London time),on AUGUST 24, 2026, at Sovereign Gate, 18 20 Kew Rd, Richmond upon Thames TW9 2NA, London, United Kingdom and virtually at www.virtualshareholdermeeting.com/AIIR2026SM, and any adjournment or postponement thereof, or, if not all of their ordinary shares of AIR GLOBAL PLC, then ______________________________ of such shares.

2. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a shareholder of the Company. Where a shareholder appoints more than one proxy, each appointment must specify the number and, if applicable, class of shares to which it relates, and each proxy may attend and vote only in respect of those shares.

3. In the case of joint holders, the vote of the senior holder shall be accepted to the exclusion of the other joint holders, and seniority shall be determined by the order in which the names stand in the register of members of the Company. The names of all joint holders should be stated on the proxy card.

4. If a shareholder does not nominate a proxy of his/her own choice, it shall be assumed that the shareholder wishes to appoint Mary-Ann Orr, with the power to appoint her substitute, to act as proxy. If the proxy card is returned without any indication as to how the proxy shall vote, the proxy will exercise his or her discretion as to how he or she votes or whether he or she abstains from voting. If Mary-Ann Orr, with the power to appoint her substitute, is appointed as proxy without any voting indication, it shall be assumed that the shareholder wishes to vote in accordance with the Board's recommendations.

5. Every shareholder shall have one vote for each ordinary share held. On a poll, a shareholder entitled to more than one vote need not use all of those votes or cast all votes used in the same way. Unless indicated to the contrary, all votes in respect of a shareholder's shares will be cast in the same way. The proxy may vote at his or her discretion on any other business as may properly come before the meeting or any adjournment or postponement thereof.

6. Attendance at the Extraordinary General Meeting does not revoke authority of a proxy to vote on the shareholder's behalf on any resolution proposed at that meeting; but the shareholder may not vote at the Extraordinary General Meeting without giving notice of revocation of the proxy's appointment to the Chairman of the Extraordinary General Meeting prior to the commencement of the meeting.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side